Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 748

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $6,000,000 1.0% Exchangeable Index-Linked Notes due 2015 (Linked to the S&P 500® Index)

The amount that you will be paid on your notes on the stated maturity date (May 7, 2015, subject to postponement as described elsewhere in this prospectus supplement), is linked to the performance of the S&P 500® Index (the “index”) from the trade date (April 30, 2008) up to and including the determination date (April 30, 2015, subject to postponement as described elsewhere in this prospectus supplement). In addition, we will pay you interest at a rate of 1.0% per annum, payable semi-annually on May 7 and November 7, commencing on November 7, 2008 and ending on the stated maturity date, subject to adjustment as described elsewhere in this prospectus supplement.

On the stated maturity date, for each $1,000 face amount of notes that you hold, we will pay you, as principal and the last interest payment, an amount in cash equal to the greater of (a) the sum of $1,000 plus accrued but unpaid interest to but excluding May 7, 2015 and (b) the product of the exchange rate of 0.65768 multiplied by the closing level of the index on the determination date multiplied by $1, unless your notes have been previously redeemed pursuant to your exchange right or our call right as described below. Therefore, if you hold your notes until maturity, you will receive at least the outstanding face amount of your notes as principal on the stated maturity date.

You may elect to exchange your notes, in whole or in part, at any time after May 9, 2011, by satisfying the conditions for exercise as described elsewhere in this prospectus supplement, for an amount in cash per $1,000 face amount of notes being exchanged equal to the product of the exchange rate of 0.65768 multiplied by the closing level of the index on the applicable exchange notice date (which will generally be the date on which the notice of exchange is given and other conditions are satisfied, subject to postponement as described elsewhere in this prospectus supplement) multiplied by $1. Therefore, if you elect to have your notes exchanged prior to maturity, you may receive a principal payment less than the face amount of your notes, and the principal payment may even be zero. In addition, if the exchange occurs on a date that is not an interest payment date, you may lose the right to receive the interest for the interest period in which the exchange occurs, as described elsewhere in this prospectus supplement. If you exchange your notes in part, you will receive the cash payment described in the paragraph above with respect to your remaining notes on the stated maturity date, unless such remaining notes are redeemed pursuant to your exchange right or our call right prior to maturity.

At any time after May 9, 2011, upon not less than five nor more than fifteen business days’ notice, we may, in our sole discretion, exercise our call right and redeem the notes, in whole but not in part, in exchange for an amount in cash, as principal and the last interest payment, per $1,000 face amount of notes being redeemed equal to the greater of (a) the sum of $1,000 plus accrued but unpaid interest to but excluding the call date (which will be the day the notes are to be redeemed pursuant to our call right) and (b) the product of the exchange rate of 0.65768 multiplied by the closing level of the index on the call notice date (which will generally be the date we give notice to exercise our call right, subject to postponement as described elsewhere in this prospectus supplement) multiplied by $1. Therefore, if we elect to redeem your notes, you will receive at least the outstanding face amount of your notes on the call date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” beginning on page S-8 so that you may better understand those risks.

Original issue date (settlement date): May 7, 2008

Original issue price: 100% of the face amount

Underwriting discount: 0.40% of the face amount

Net proceeds to the issuer: 99.60% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

“Standard & Poor’s 500®”, “S&P®”, “Standard & Poor’s®” and “S&P 500®” are registered trademarks of McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Prospectus Supplement dated April 30, 2008.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your note, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying Prospectus, dated December 5, 2006, as supplemented by the accompanying Prospectus Supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: S&P 500® Index, as published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”)

Face amount: $6,000,000

Payment amount:

•

if the sum of $1,000 plus accrued but unpaid interest to but excluding May 7, 2015 is greater than or equal to the exchange value with respect to the stated maturity date, we will pay you on the stated maturity date, for each $1,000 face amount of notes you hold on the stated maturity date, an amount in cash equal to $1,000, as principal; or

•

if the sum of $1,000 plus accrued but unpaid interest to but excluding May 7, 2015 is less than the exchange value with respect to the stated maturity date, each of the notes you hold on the stated maturity date will be automatically exchanged on the stated maturity date for the exchange value with respect to the stated maturity date;

for the avoidance of doubt, no payment of principal on the stated maturity date will be made with respect to any notes that have been previously redeemed pursuant to your exchange right or our call right

Exchange value: an amount in cash equal to the product of the exchange rate multiplied by $1 multiplied by:

•	with respect to the stated maturity date, the closing level of the index on the determination date;

•	with respect to an exchange date, the closing level of the index on the applicable exchange notice date; or

•	with respect to the call date, the closing level of the index on the call notice date

, in each case subject to adjustment as described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-18 and “Specific Terms of Your Notes — Discontinuance or Modification of the Index” on page S-19

Exchange rate: 0.65768

Closing level of the index: the official closing level of the index, or any successor index, published by the index sponsor at the regular weekday close of trading on the primary securities exchange for the stocks underlying the index on the relevant trading day

Exchange right: you may elect to exchange your notes on an exchange date, in whole or in part, at any time after May 9, 2011, for an amount in cash, per each $1,000 face amount of notes being exchanged, equal to the exchange value with respect to the applicable exchange date, as described under “Specific Terms of Your Notes — Your Exchange Right” on page S-16

Exchange notice date: as described under “Specific Terms of Your Notes — Your Exchange Right — Exchange Notice Date” on page S-17

Exchange date: as described under “Specific Terms of Your Notes — Your Exchange Right — Exchange Date” on page S-17

Call right: at any time after May 9, 2011, upon not less than five nor more than fifteen business days’ notice, we may, in our sole discretion, redeem the notes on the call date, in whole but not in part;

•

if the sum of $1,000 plus accrued but unpaid interest to but excluding the call date is greater than or equal to the exchange value with respect to the call date, we will pay you on the call date an amount in cash, per each $1,000 face amount of notes being redeemed, equal to the sum of $1,000 plus accrued but unpaid interest to but excluding the call date; or

•

if the sum of $1,000 plus accrued but unpaid interest to but excluding the call date is less than the exchange value with respect to the call date, each of the notes being redeemed will be automatically exchanged on the call date for the exchange value with respect to the call date

Call notice date: as described under “Specific Terms of Your Notes — Our Call Right” on page S-18

Call date: as described under “Specific Terms of Your Notes — Our Call Right” on page S-18

Automatic exchange: if an automatic exchange occurs:

•

with respect to payment of principal on the stated maturity date, each of your notes will be automatically exchanged on the stated maturity date for the exchange value with respect to the stated maturity date; or

•	with respect to payment on the call date, each of your notes will be automatically exchanged on the call date for the exchange value with respect to the call date

Interest: as described under “Specific Terms of Your Notes — Interest Payments” on page S-15

Interest rate (coupon): 1.0% per annum

Interest payment dates: May 7 and November 7 of each year, commencing on November 7, 2008 and ending on the stated maturity date, subject to adjustment as described under “Specific Terms of Your Notes — Interest Payments — Interest Payment Dates, Regular Record Dates and Interest Periods” on page S-15

Regular record dates: for the interest payment dates specified above, the fifth business day before each interest payment date

Trade date: April 30, 2008

Original issue date (settlement date): May 7, 2008

Stated maturity date: May 7, 2015, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-15

Determination date: April 30, 2015, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-15

No Listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-20

Trading day: as described on page S-20

CUSIP No.: 38143UCP4

ISIN No.: US38143UCP49

HYPOTHETICAL RETURNS ON YOUR NOTES

In the table below, we compare the total return on the index to the total return on owning your notes, in each case during the seven-year period from the trade date to the stated maturity date, in each case calculated based on the assumptions noted below. The information in the table is based on hypothetical closing levels of the index and hypothetical amounts payable on your notes at the end of this seven-year period, and on the assumptions set forth in the box below. In the paragraphs below, we explain how we have calculated these hypothetical returns.

The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date without redemption pursuant to the holder’s exercise right or the issuer’s call right. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as prevailing interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” and “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” below. The information in the table also reflects the key terms and assumptions in the box below.

The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the index stocks.

Key Terms and Assumptions

Original issue price, expressed as a percentage of the face amount	100%

Dividend yield of the index	2.2% per annum

Interest rate	1.0% per annum

Exchange rate	0.65768

The closing level of the index on the determination date equals the closing level of the index on the stated maturity date

No change in or affecting any of the index stocks, the relative weighting of any index stock or the method by which the index sponsor calculates the index level

No redemption pursuant to the holder’s exchange right or the issuer’s call right prior to maturity

Neither a market disruption event nor a non-trading day occurs or is continuing on the originally scheduled determination date

We calculated the total return on your notes based on an exchange rate of 0.65768 for each $1,000 outstanding face amount of your notes. Because the exchange rate equals 0.65768, the closing level of the index on the determination date must increase by at least 9% from the closing level of the index on the trade date (which equals 1,394.95) in order for the exchange value with respect to the stated maturity date that would be payable upon automatic exchange in exchange for each $1,000 face amount of your notes on the stated maturity date to equal or exceed the face amount of a note. There is no assurance that the closing level of the index will increase to that extent by the determination date.

For information about the level of the index in recent periods, see “The Index — Historical Closing Levels of the Index” below.

As stated above, the following table assumes that dividends will be paid on the index stocks. We do not know, however, whether or to what extent the issuers of the index stocks will pay dividends in the future. These are matters that will be determined by the issuers of the index stocks and not by us. Consequently, the amount of dividends actually paid on the index stocks by their issuers, and, therefore, the total rate of return on the index during the life of the offered notes may differ substantially from the information reflected in the table below. As a holder of the notes, you will not be entitled to receive any dividends paid with respect to the index stocks. Neither the closing level of the index on any day nor the actual return on your notes will reflect the dividends paid on the stocks underlying the index.

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical closing levels of the index at the end of the indicated period could have on the rates of return on the index and your notes, assuming all other variables remained constant.

The first column of the table below shows the hypothetical closing levels of the index on the stated maturity date (expressed as percentages of the closing level of the index on the trade date). The second column represents the hypothetical total return on the index for the corresponding hypothetical closing levels of the index on the stated maturity date (expressed as percentages of the closing level of the index on the trade date). The hypothetical total return on the index with respect to a hypothetical closing levels of the index on the stated maturity date equals the quotient of (i) the result of (A) such hypothetical closing level of the index on the stated maturity date plus (B) the increase in the level of the index that would occur if the dividends that would be paid on a basket of stocks representing the constituents of the index at the assumed dividend yield rate during the seven-year period from the trade date to the stated maturity date, without reinvestment of those dividends, were reflected on the level of the index in proportion to the relative weightings of such stocks, minus (C) the closing level of the index on the trade date, divided by (ii) the closing level of the index on the trade date.

The third column shows the hypothetical principal payment that will be made on the notes on the stated maturity date (expressed as percentages of the face amount) for the corresponding hypothetical closing levels of the index on the stated maturity date (expressed as percentages of the closing level of the index on the trade date). For the purposes of the table below, we assumed that the closing level of the index on the determination date equals the closing level of the index on the stated maturity date, and therefore the hypothetical principal payments were calculated based on the corresponding hypothetical closing levels of the index on the stated maturity date. The fourth column represents the hypothetical total return on the notes for the corresponding hypothetical closing levels of the index on the stated maturity date (expressed as percentages of the closing level of the index on the trade date). The hypothetical total return on the notes with respect to a hypothetical closing levels of the index on the stated maturity date equals the quotient of (i) the result of (A) the hypothetical principal payment that will be made on the notes on the stated maturity date for the corresponding hypothetical closing levels of the index on the stated maturity date plus (B) the amount of interest that would be payable on the notes during the seven-year period from the trade date to the stated maturity date, without reinvestment of that interest, minus (C) the face amount, divided by (ii) the face amount.

Hypothetical Closing Level of the Index on Stated Maturity Date (as % of Closing Level of the Index on Trade Date)	Hypothetical Total Return on the Index	Hypothetical Principal Payment on Stated Maturity Date (as % of Face Amount)	Hypothetical Total Return on the Notes
0.00%	-84.6%	100.0%	7.0%
50.00%	-34.6%	100.0%	7.0%
60.00%	-24.6%	100.0%	7.0%
70.00%	-14.6%	100.0%	7.0%
80.00%	-4.6%	100.0%	7.0%
84.60%	0.0%	100.0%	7.0%
90.00%	5.4%	100.0%	7.0%
91.60%	7.0%	100.0%	7.0%
100.00%	15.4%	100.0%	7.0%
105.00%	20.4%	100.0%	7.0%
109.00%	24.4%	100.0%	7.0%
120.00%	35.4%	110.1%	17.1%
130.00%	45.4%	119.3%	26.3%
140.00%	55.4%	128.4%	35.4%
150.00%	65.4%	137.6%	44.6%
160.00%	75.4%	146.8%	53.8%
170.00%	85.4%	156.0%	63.0%
180.00%	95.4%	165.1%	72.1%
190.00%	105.4%	174.3%	81.3%
200.00%	115.4%	183.5%	90.5%

As shown in the table above, the hypothetical total return on the index and the hypothetical total return on the notes generally increase as the hypothetical closing level of the index on the stated maturity date increases. If the hypothetical closing level of the index on the stated maturity date is less than 84.60% of the closing level of the index on the trade date, the hypothetical total return on the index will be negative. If the hypothetical closing level of the index on the stated maturity date is greater than or equal to 84.60% but less than 91.60% of the closing level of the index on the trade date, the hypothetical total return on the index will not be negative, and will be less than the hypothetical total return on the notes for the corresponding hypothetical closing level of the index on the stated maturity date. Therefore, the hypothetical total return on the notes will exceed the corresponding hypothetical total return on the index if the hypothetical closing level of the index on the stated maturity date is less than 91.60% of the closing level of the index on the trade date.

On the other hand, if the hypothetical closing level of the index on the stated maturity date is greater than 91.60% of the closing level of the index on the trade date, the rate of increase in the hypothetical total return on the notes will be less than the rate of increase in the hypothetical total return on the index for the corresponding hypothetical closing level of the index on the stated maturity date. Furthermore, if the hypothetical closing level of the index on the stated maturity date is equal to or less than 109.00% of the closing level of the index on the trade date, the hypothetical total return on the notes will equal 7.0%, which reflects interest payments over the seven-year period without any gain on the principal payment. Therefore, the hypothetical total return on the index will exceed the corresponding hypothetical total return on the notes if the hypothetical closing level of the index on the stated maturity date is greater than 91.60% of the closing level of the index on the trade date.

We cannot predict the level of the index or the market value of your notes on any day, nor can we predict the relationship between the two. Moreover, the assumptions we have made in connection with the illustration set forth above may not reflect actual events. Consequently, the total return that an investor in a note would actually achieve, as well as how that return would compare to the total return that an investor in the index would actually achieve, may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

If You Exchange Your Notes Prior to the Stated Maturity Date, the Principal of Your Notes Will Not be Protected and You May Lose Some of Your Investment

If you hold your notes until the stated maturity date or we elect to redeem the notes in whole, the principal of your notes will be protected and you will receive at least the outstanding face amount of your notes. However, if you elect to have your notes exchanged pursuant to your exchange right prior to the stated maturity date, you may receive, as principal, an amount in cash less than the face amount of your notes and even zero, depending on the closing level of the index on the applicable exchange notice date. In such a case, you may lose some of your investment in the notes.

The Principal Payment on Your Notes Will Not Be More than the Face Amount If the Closing Level of the Index on the Determination Date, Any Exchange Notice Date or the Call Notice Date, as the Case May Be, Does Not Increase by More than 9% from the Closing Level of the Index on the Trade Date

Because the exchange rate for your note equals 0.65768 and the closing level of the index on the trade date equals 1,394.95, the closing level of the index on the determination date, any exchange notice date or the call notice date, as the case may be, must increase by at least 9% in order for the applicable exchange value that would be payable in exchange for each $1,000 face amount of notes on the stated maturity date, the applicable exchange date or the call date, respectively, to equal or exceed the face amount of a note. Therefore, if the applicable closing level of the index declines, remains the same or does not increase sufficiently compared to the closing level of the index on the trade date, the principal payment on your notes will not be more than the face amount of your notes, and you may lose some of your investment in the notes.

Your Notes Bear Interest at a Low Rate

Your notes bear interest at a rate that is below the prevailing market rate for our non-indexed debt securities. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than what you would have earned by investing in non-indexed debt securities of comparable maturity that bear interest at a prevailing market rate.

You May Lose the Right to Receive Interest If You Elect to Exchange Your Notes

If you decide to exchange your notes, you may lose the right to receive any interest on your notes for the interest period in which the applicable exchange date falls. If the applicable exchange date occurs after an interest payment date but on or before the next regular record date, interest will not accrue for any interest period beginning on such prior interest payment date. In addition, if the applicable exchange date occurs after a regular record date but before the related interest payment date, you will be required to pay us the amount of interest that will become payable on the notes being exchanged on that interest payment date. For more information about the adjustments to your right to receive interest in certain circumstances, see “Specific Terms of Your Notes — Interest Payments” below.

The Market Value of Your Notes May Be Influenced by Many Factors

The following factors, many of which are beyond our control, will influence the value of your notes:

•	the level of the index

•	the volatility – i.e., the frequency and magnitude of changes – of the level of the index;

•	the time remaining until your notes mature;

•	the dividend rates of the stocks underlying the index;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the index, and which may affect the level of the index;

•	interest and yield rates in the market; and

•	our creditworthiness.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the index based on its historical performance.

The Return on Your Notes Will Not Reflect Any Underlying Dividends on the Index Stocks

The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive Any Stock” below for additional information.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Market Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing futures and/or other instruments linked to the index or one or more index stocks on or before the trade date. We may in the future also hedge our obligations with purchases of other instruments linked to the index or one or more index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the stocks comprising the index, which we refer to as index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity or upon redemption. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity or upon redemption. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. Even if the level of the index increases above the initial index level during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

You Have No Shareholder Rights or Rights to Receive any Stock

Investing in your notes will not make you a holder of any of the index stocks underlying the index. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the underlying index stocks. Your notes will be paid in cash and you have no right to receive any shares of index stock on that date.

Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged in, and expect to engage in, trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the index sponsor or the underlying index stock issuers, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the issuer of the index. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the value of your notes and the value of the consideration we will deliver on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity or upon Redemption

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes including determining the closing level of the index on any day, which we will use to calculate how much cash we must pay if your notes mature or are redeemed or exchanged; and determining whether to postpone the determination date and stated maturity date, any exchange notice date or the call notice date, as the case may be, because of a market disruption event or non-trading day as described under “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described above under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in the Notes and Us”. We may change the calculation agent for your notes at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and Changes That Affect the Index or the Index Stocks Could Affect the Amount Payable on Your Notes and Its Market Value

The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes prior to that date. The amount payable on your notes and its market value could also be affected if the index sponsor changes these policies, for example by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the index level is not available on the determination date because of a market disruption event, a non-trading day or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final index level — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final index level and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index”, “— Consequences of a Market Disruption Event or a Non-Trading Day” and “— Role of Calculation Agent” below.

Except to the Extent that We Are One of the 500 Companies Whose Common Stock Comprises the Index, There Is No Affiliation Between the Issuers of the Index Stocks or the Index Sponsor and Us, and We Are Not Responsible for Any Disclosure by the Issuers of the Index Stocks or the Index Sponsor

The common stock of Goldman Sachs is one of the 500 index stocks comprising the index. As of the time these notes are issued, except to the extent as described in the immediately preceding sentence, Goldman Sachs is not affiliated with the issuers of the index stocks or the sponsor of the index. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the issuers of the index stocks or the index sponsor. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of any information about the issuers of the index stocks or the index sponsor contained in this prospectus supplement or in any of their publicly available information. You, as an investor in your notes, should make your own investigation into the issuers of the index stocks and the index sponsor.

Neither the index sponsor nor any of the issuers of the index stocks will be involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the index sponsor nor any of the issuers of the index stocks will have any obligation to take your interests into consideration for any reason, including taking any corporate actions that might affect the value of your notes.

We Can Redeem Your Notes in Whole in Our Sole Discretion

At any time after May 9, 2011, we will be permitted to redeem your notes in whole in our sole discretion. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes.

We Can Postpone the Determination Date, Any Exchange Notice Date or the Call Notice Date, as the Case May Be, if a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on any day that would otherwise be the determination date, any exchange notice date or the call notice date, as the case may be, a market disruption event has occurred or is continuing or that day is not a trading day, the determination date, such exchange notice date or the call notice date, respectively, will be postponed until the first trading day on which no market disruption event occurs or is continuing, but in no event by more than five scheduled business days. As a result, if the determination date is so postponed, the stated maturity date for your notes will also be postponed, although not by more than six business days. Thus, you may not receive the payment that we are obligated to make on the stated maturity date until several days after the originally scheduled due date. Likewise, if any exchange notice date or the call notice date, as the case may be, is postponed from the applicable originally scheduled date, you may not receive the payment that we are obligated to make upon redemption until several days after the originally scheduled due date.

Moreover, if the determination date, any exchange notice date or the call notice date, as the case may be, is postponed to the last possible day and the closing level of the index is not available on that day because of a market disruption event, a non-trading day or for any other reason (other than due to discontinuance or modification of the index), the calculation agent will nevertheless determine the applicable closing level of the index based on its assessment, made in its sole discretion, of the closing level of the index on that day.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market or quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain United States Federal Income Tax Considerations

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a United States holder of the notes, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, which can be higher than the 1% interest rate on the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You should consult your own tax advisor.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

U.S. dollars ($)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: any note registered in the name of a holder must have a face amount of $1,000 or any integral multiple of $1,000

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described below under “— Special Calculation Provisions”;

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described below under “— Special Calculation Provisions”; and

•	a trading day for your notes will have the meaning described below under “— Special Calculation Provisions”

Please note that the information about the trade date, original issue date, original issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased your notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover, or any successor index, as it may be modified, replaced or adjusted from time to time as described below under “— Discontinuance or Modification of the Index”. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

If the sum of $1,000 plus accrued but unpaid interest to but excluding May 7, 2015 is greater than or equal to the exchange value with respect to the stated maturity date, we will pay you on the stated maturity date, for each $1,000 face amount of notes you hold on the stated maturity date, an amount in cash equal to $1,000, as principal. In such a case, an interest payment will also be made on the stated maturity date, as described under “— Interest Payment” below.

On the other hand, if the sum of $1,000 plus accrued but unpaid interest to but excluding May 7, 2015 is less than the exchange value with respect to the stated maturity date, each of the notes you hold on the stated maturity date will be automatically exchanged on the stated maturity date for the exchange value with respect to the stated maturity date, as described under “— Automatic Exchange” below. In such a case, no interest payment will be made on the stated maturity date, as described under “— Interest Payment” below.

For the avoidance of doubt, no payment of principal on the stated maturity date will be made with respect to any notes that have been previously redeemed pursuant to your exchange right as described under “— Your Exchange Right” below or our call right as described under “— Our Call Right” below.

Stated Maturity Date

The stated maturity date will be May 7, 2015, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If April 30, 2015 is not the determination date described below, however, then the stated maturity date will instead be the fifth business day following the postponed determination date.

Determination Date

The determination date will be April 30, 2015, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than May 7, 2015 or, if May 7, 2015 is not a business day, later than the first business day after May 7, 2015.

Exchange Value

The exchange value with respect to the stated maturity date will be an amount in cash equal to the product of the exchange rate multiplied by the closing level of the index on the determination date multiplied by $1. The exchange value with respect to an exchange date will be an amount in cash equal to the product of the exchange rate multiplied by the closing level of the index on the applicable exchange notice date multiplied by $1. The exchange value with respect to the call date will be an amount in cash equal to the product of the exchange rate multiplied by the closing level of the index on the call notice date multiplied by $1. The exchange rate equals 0.65768.

The calculation agent will determine the closing level of the index on any day as calculated and published by the index sponsor. However, upon occurrence of certain events, the calculation agent will have discretion to adjust the closing level of the index on any such day or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” and “— Discontinuance or Modification of the Index” below.

Interest Payments

Interest will accrue on the outstanding face amount of your notes and will be calculated and paid as described in the accompanying prospectus with regard to fixed rate notes, except that the interest payment and regular record dates will be those specified in this prospectus supplement.

Interest payment dates, regular record dates and interest periods

The interest payment dates will be May 7 and November 7 of each year, commencing on November 7, 2008 and ending on May 7, 2015. If the stated maturity date does not occur on May 7, 2015, however, the interest payment date originally scheduled on May 7, 2015 will instead occur on the stated maturity date. In such a case, the interest on your notes will accrue only up to but excluding May 7, 2015.

The regular record date with respect to any interest payment date will be the fifth business day preceding such interest payment date. We refer to any period from and including an interest payment date (or, with respect to the initial interest period, the original issue date) to but excluding the immediately following interest payment date as an interest period.

Consequences of Exercise of Your Exchange Right

If you exercise your exchange right, the following three rules will apply to the notes being exchanged:

•

If the applicable exchange date occurs on an interest payment date, interest will accrue on the notes being exchanged to but excluding such interest payment date. We will pay the accrued and unpaid interest on that interest payment date to whoever is the holder of the notes being exchanged on the related regular record date.

•

If the applicable exchange date occurs after an interest payment date but on or before the next regular record date, interest will accrue and be paid on the notes being exchanged only to but excluding such prior interest payment date, and not for any interest period beginning on such prior interest payment date.

•

If the applicable exchange date occurs after a regular record date but before the related interest payment date, interest will accrue on the notes being exchanged to but excluding such related interest payment date. We will pay this accrued interest on that interest payment date to whoever is the holder of the notes being exchanged on the related regular record date. On the exchange notice date, however, the holder exercising the exchange right will be required to pay us the amount of interest that will become payable on the notes being exchanged on that interest payment date.

Because of the rules described above, if you decide to exchange your notes, you may lose the right to receive any interest on your notes for the interest period in which the applicable exchange date falls.

Consequences of Redemption Pursuant to Our Call Right

If we redeem your notes in whole pursuant to our call right as described under “— Our Call Right” below, you will be paid an amount in cash determined as described under “— Our Call Right” below, as principal and the last interest payment. No interest will be paid on your notes on any interest payment date that occurs on or after the call date, as there will not be any face amount of the notes outstanding from and including the call date.

Consequences of an Automatic Exchange

If an automatic exchange occurs on the stated maturity date, we will not pay any interest that accrues on the notes subject to such automatic exchange during the last interest period — i.e., from and including the interest payment date immediately preceding the stated maturity date up to the stated maturity date. Likewise, if an automatic exchange occurs on the call date, we will not pay any interest that accrues on the notes subject to such automatic exchange from and including the interest payment date immediately preceding the call date up to the call date. Therefore, if an automatic exchange occurs, you will not be paid any separate interest for the notes subject to such automatic exchange on the stated maturity date or the call date, as the case may be.

Your Exchange Right

You may elect to exchange your notes, in whole or in part, at any time after May 9, 2011, for an amount in cash, per each $1,000 face amount of notes being exchanged, equal to the exchange value with respect to the applicable exchange date, by satisfying the conditions described under “— Exercise Requirements” below. We will make the cash payment on the applicable exchange date and in the manner we describe under “— Manner of Payment” below.

Partial exchanges will be permitted only if the face amount of the notes exchanged is an integral multiple of $1,000 and only if the face amount of the notes that are not being exchanged is an authorized denomination, as described under “— Denominations” above.

If you elect to have your notes exchanged, you may lose the right to receive any interest on your notes being exchanged for the interest period in which the exchange occurs, as described under “— Interest Payments” above.

Exercise Requirements

To exercise the exchange right, the following requirements must be satisfied on any day that qualifies as both a trading day and a business day and before the exchange right expires:

•

Both the trustee and the calculation agent must receive a properly completed and signed notice of exchange, in the form attached to this prospectus supplement, specifying the aggregate face amount of your notes to be exchanged. Delivery must be made by facsimile as provided in the attached notice of exchange.

•

If your notes are in global form, you or the bank or broker through which you hold your interest in the portion of your notes being exchanged must enter an order to have that interest transferred on the books of the depositary to the account of the trustee at the depositary and the trustee must receive and accept the transfer, all in accordance with the applicable procedures of the depositary. If the trustee receives and accepts the transfer by 3:00 P.M., New York City time, on any day that is both a business day and a trading day, this requirement will be deemed satisfied as of 11:00 A.M. on the same day. To ensure timely receipt and acceptance, transfer orders should be entered with the depositary well in advance of the 3:00 P.M. deadline.

•	If your notes are not in global form, the trustee must receive the certificate representing your notes.

•

If the exchange date occurs after a regular record date and before the related interest payment date, the trustee must receive cash in an amount equal to the interest payable on the notes being exchanged on the interest payment date, as provided in the third rule described under “— Interest Payments” above.

If your notes are not in global form, deliveries of certificates and cash to the trustee must be made by mail or another method acceptable to the trustee, to the address stated in the attached form of notice of exchange or at any other location that the trustee may provide to the holder for this purpose in the future.

The calculation agent will, in its sole discretion, resolve any questions that may arise as to the validity of a notice of exchange or as to whether and when the required deliveries have been made. Once given, a notice of exchange may not be revoked.

Questions about the exercise requirements should be directed to the trustee, at the number and location stated in the attached notice of exchange.

Exchange Notice Date. If the required deliveries described under “— Exercise Requirements” above occur by 11:00 A.M., New York City time, on a day that qualifies as both a trading day and a business day, that day will be the exchange notice date for the exchange. If the required deliveries occur after that time, the next day that qualifies as both a trading day and a business day will be the exchange notice date for the exchange. In all cases, however, the required deliveries must occur before the exchange right expires as described below. An exchange notice date may be postponed from the date that would otherwise be such exchange notice date up to five scheduled business days, as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” below.

Exchange Date. If the exchange right is exercised, we will pay the amount in cash for the notes being exchanged on the fifth business day after the exchange notice date. We refer to that due date as the exchange date.

Expiration of Exchange Right. In all cases, the required deliveries described under “— Exercise Requirements” above must occur no later than 11:00 A.M., New York City time, on the last day that qualifies as both a trading day and a business day before the determination date or the call notice date, whichever is earlier. Immediately after that time, the exchange right will expire and may not be exercised.

You May Only Exercise Your Exchange Right Through the Holder of Your Notes. If your notes are issued in global form, the depository or its nominee is the holder of your notes, and you may only exercise your exchange right through that entity. Therefore, if you would like to exercise your exchange right, you should give proper and timely instructions to the bank or broker through which you hold your interest in the notes, requesting that it notify the depository or its nominee to exercise the exchange right on your behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depository before the deadline for exercise. Similar concerns apply if you hold your notes in street name.

Book-entry, street name and other indirect holders should contact their banks and brokers for information about how to exercise the exchange right in a timely manner.

Our Call Right

We may, at our sole discretion, redeem the offered notes, including your notes, in whole but not in part, at any time after May 9, 2011.

If we exercise our call right, and if the sum of $1,000 plus accrued but unpaid interest to but excluding the call date is greater than or equal to the exchange value with respect to the call date, we will pay you on the call date, for each $1,000 face amount of notes being redeemed, an amount in cash equal to the sum of $1,000 plus accrued but unpaid interest to but excluding the call date. On the other hand, if we exercise our call right, and if the sum of $1,000 plus accrued but unpaid interest to but excluding the call date is less than the exchange value with respect to the call date, each of the notes being redeemed will be automatically exchanged on the call date for the exchange value with respect to the call date, as described under “— Automatic Exchange” below. In either case, no separate interest payment will be made on the call date, as described under “— Interest Payment” above.

If we choose to exercise our call right described above, we will notify the holder of your notes and the trustee not less than five nor more than fifteen business days before the date we select for redemption, in the manner described in the accompanying prospectus. The day we give the notice, which will be a business day, will be the call notice date and the day we select for redemption, which we will set forth in the call notice, will be the call date, at least initially. After we give a call notice specifying the call date, we may nevertheless postpone the call notice date and the call date without further notice for up to five scheduled business days as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” below. We will not give a call notice that results in a call date later than the stated maturity date.

Except as described in this subsection entitled “— Our Call Right” or under “— Your Exchange Right” above, we will not be permitted to redeem your notes and you will not be entitled to require us to repay your notes before the stated maturity date.

Automatic Exchange

An automatic exchange of your notes may occur as follows on either the stated maturity date or the call date.

On Stated Maturity Date

Unless the entire outstanding face amount of the notes has been redeemed pursuant to your exchange right or our call right, we will pay principal and interest on the stated maturity date with respect to the outstanding notes. If the sum of $1,000 plus accrued but unpaid interest to but excluding May 7, 2015 is less than the exchange value with respect to the stated maturity date, then, regardless of your wishes and without any notice being given or other action being taken by you, each of your notes will be automatically exchanged on the stated maturity date for the exchange value with respect to the stated maturity date. If an automatic exchange occurs on the stated maturity date, you will not be entitled to receive the accrued but unpaid interest due on your notes on the stated maturity date. We discuss this matter under “— Interest Payments” above.

On Call Date

If we exercise our call right, and if the sum of $1,000 plus accrued but unpaid interest to but excluding the call date is less than the exchange value with respect to the call date, then, regardless of your wishes and without any notice being given or other action being taken by you, each of your notes will be automatically exchanged on the call date for the exchange value with respect to the call date. You will not be entitled to receive separate interest payments on any interest payment date that occurs on or after the call date, whether or not an automatic exchange occurs on the call date. We discuss this matter under “— Interest Payments” above.

Consequences of a Market Disruption Event or a Non-Trading Day

If a market disruption event occurs or is continuing on a day that would otherwise be the determination date, any exchange notice date or the call notice date, as the case may be, or such day is not a trading day, then the determination date, such exchange notice date or the call notice date, respectively, will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date, any exchange notice date or the call notice date, as the case may be, be postponed by more than five scheduled business days.

If the determination date, any exchange notice date or the call notice date, as the case may be, is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date, such exchange notice date or the call notice date, respectively. If the calculation agent determines that the closing level of the index is not available on the determination date, any exchange notice date or the call notice date, as the case may be, because of a market disruption event, non-trading day or for any other reason (other than as described under “— Discontinuance or Modification of the Index”), the calculation agent will nevertheless determine the closing level of the index on that day based on its assessment, made in its sole discretion, of the closing level of the index on that day.

In addition, if the determination date, any exchange notice date or the call notice date, as the case may be, is postponed as described above, the stated maturity date, the applicable exchange date or the call date, respectively, will be postponed from the date that would otherwise be the stated maturity date, the applicable exchange date or the call date, respectively.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the closing level of the index used to determine the amount payable by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the index is discontinued and there is no successor index, the calculation agent will determine the amount payable by reference to a group of stocks and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any split or reverse split of the index and any addition, deletion or substitution and any reweighting or rebalancing of index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the closing level of the index used to determine the amount payable is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity. We describe the default amount below under “— Special Calculation Provisions”.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of your notes. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer —

Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity or on any exchange date or call date will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when the note is surrendered to the trustee at that office. We may pay interest due on any interest payment date via wire transfer or by check mailed to the person who is the holder on the regular record date. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the closing level of the index; the default amount; whether a market disruption event or a non-trading day has occurred and whether, and if so the days to which, the determination date and the stated maturity date, any exchange notice date and the applicable exchange date, or the call notice date and the call date, as the case may be, are to be postponed; whether any condition for properly exercising the holder’s exchange right is satisfied; whether an automatic exchange will occur on the stated maturity date or on the call date; the amount of interest payable on any interest payment date; the exchange value and the amounts payable in respect of your notes on the stated maturity date, on any exchange date or the call date. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co. is currently serving as the calculation agent for the exchangeable notes. We may change the calculation agent after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which (i) the respective principal securities markets for all of the index stocks are open for trading, (ii) the index sponsor is open for business, and (iii) the index is calculated and published by the index sponsor.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their primary market, for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the primary market for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, do not trade on what was the primary market for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in any of these events, the calculation agent determines in its sole discretion that the event materially interferes with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of instruments linked to the index or index stocks on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market and/or

•

may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange, the American Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Market Value of Your Notes” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE INDEX

The S&P 500® Index, or S&P 500, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500 dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Historical Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the index as an indication of the future performance. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Moreover, in light of current market conditions, the trends reflected in the historical performance of the index may be less likely to be indicative of the performance of the index during the period from the trade date until the determination date than would otherwise have been the case. In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that you could receive only the face amount of your notes as principal at maturity or upon redemption (or, in the case of redemption pursuant to the holder’s exchange right, even an amount less than the face amount of your notes). Neither we nor any of our affiliates make any representation to you as to the performance of the index.

Before investing in the offered notes, you should consult publicly available news sources to determine the relevant index levels between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005, 2006 and 2007 and the first two calendar quarters in 2008, through April 29, 2008. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Levels of the Index

	High	Low	Close
2005
Quarter ended March 31	1,225.31	1,163.75	1,180.59
Quarter ended June 30	1,216.96	1,137.50	1,191.33
Quarter ended September 30	1,245.04	1,194.44	1,228.81
Quarter ended December 31	1,272.74	1,176.84	1,248.29
2006
Quarter ended March 31	1,307.25	1,254.78	1,294.83
Quarter ended June 30	1,325.76	1,223.69	1,270.20
Quarter ended September 30	1,339.15	1,234.49	1,335.85
Quarter ended December 31	1,427.09	1,331.32	1,418.30
2007
Quarter ended March 31	1,459.68	1,374.12	1,420.86
Quarter ended June 30	1,539.18	1,424.55	1,503.35
Quarter ended September 30	1,553.08	1,406.70	1,526.75
Quarter ended December 31	1,565.15	1,407.22	1,468.36
2008
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ending June 30 (through April 29, 2008)	1,397.84	1,328.32	1,390.94

License Agreement

Standard & Poor’s and Goldman, Sachs & Co. have entered into a non-transferable, nonexclusive license agreement granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the index in connection with the issuance of certain securities, including the offered notes. The Goldman Sachs Group, Inc. is also a party to the license agreement.

The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw-Hill, Inc. Standard & Poor’s has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the offered notes. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the index to track general stock market performance. Standard & Poor’s only relationship to Goldman Sachs (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of Standard & Poor’s and of the use of the index which is determined, composed and calculated by Standard & Poor’s without regard to Goldman Sachs or the offered notes. Standard & Poor’s has no obligation to take the needs of Goldman Sachs or the owners of the offered notes into consideration in determining, composing or calculating the index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

STANDARD & POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN SACHS, OWNERS OF THE OFFERED NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND

EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes;

•	or a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

Under these rules, the amount of interest you are required to take into account for each accrual period is equal to the product of the comparable yield and the adjusted issue price of your notes. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, decreased by the amount of any interest payments previously made with respect to your notes. Under these rules, you will not include separately in income the actual semiannual interest payments on your notes. It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for a call right and exchange right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date and the projected contingent payment will be made at such time.

We have determined that the comparable yield for the notes is equal to 4% per annum, compounded semi-annually, with a projected payment at maturity of $1,239.61 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
January 1, 2008 through December 31, 2008	$25.9722	$25.9722
January 1, 2009 through December 31, 2009	$41.0880	$67.0652
January 1, 2010 through December 31, 2010	$42.3440	$109.4092
January 1, 2011 through ,December 31,2011	$43.6507	$153.0598
January 1, 2012 through December 31, 2012	$45.0101	$198.0700
January 1, 2013 through December 31, 2013	$46.4245	$244.4945
January 1, 2014 through December 31, 2014	$47.8961	$292.3906
January 1, 2015 through December 31, 2015	$17.2184	$309.6091

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. You may be required to make the adjustments described below even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price. You can obtain the issue price of the notes by contacting the Goldman Sachs Treasury Administration Department, Debt Administration Group, at 212-902-1000.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), decreased by the amount of any interest payments previously made to you with respect to your notes, increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the offered notes at the applicable original issue price.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell outstanding notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $18,250. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on May 7, 2008, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

NOTICE OF EXCHANGE

Dated:

The Bank of New York
Corporate Trust Administration
101 Barclay Street, 4E
New York, New York 10286
Attn: Rouba Farrah	(212-815-5651)
Fax:	(212-815-5802)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004
Attn: Christopher Daur	(212-902-2132)
Neil Sirni	(212-855-8527)
Menashe Shua	(212-357-8561)
Fax:	(212-256-5914)

Re: 1.0% Exchangeable Index-Linked Notes due 2015 (Linked to the S&P 500® Index), issued by The Goldman Sachs Group, Inc.

Dear Sirs:

The undersigned is, or is acting on behalf of, a beneficial owner of the notes specified above, with an aggregate face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the exchange right described in the prospectus supplement dated April 30, 2008 to the accompanying prospectus dated December 5, 2006, as supplemented by the prospectus supplement dated December 5, 2006 with respect to the face amount of the notes set forth at the end of this notice of exchange. The exercise is to be effective on the day that qualifies as both a business day and a trading day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the day that qualifies as both a business day and a trading day. We understand, however, that the effective date in all cases must be no later than (i) the last day before the determination date that qualifies as both a trading day and a business day and (ii) the call notice date, if any. The effective date will be the exchange notice date.

If the notes to be exchanged are in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.

If the notes to be exchanged are not in global form, the undersigned or the beneficial owner is the holder of the notes and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the notes and any payment required in respect of accrued interest are being delivered to the trustee.

If the exchange date with respect to this notice will occur after a regular record date and before the related interest payment date, the undersigned is delivering to the trustee an amount in cash equal to the interest payable on the notes being designated for exchange by this notice on such interest payment date.

If the undersigned is not the beneficial owner of the notes to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

Terms used and not defined in this notice have the meanings given to them in the prospectus supplement no. 748, dated April 30, 2008, and the accompanying prospectus supplement, dated December 5, 2006 and the accompanying prospectus dated December 5, 2006. The exchange of the notes will be governed by the terms of the notes.

The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be delivered or paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the notes.

Face amount of notes to be exchanged:

$

(must be a multiple of $1,000 and $1,000 integral multiples thereof)

Very truly yours,

(Name of beneficial owner or person authorized to act on its behalf)

(Title)

(Telephone No.)

(Fax No.)

(DTC participant account number for delivery of index stock, if any)

FOR INTERNAL USE ONLY:

Receipt of the above notice of exchange is hereby acknowledged:

GOLDMAN, SACHS & CO., as calculation agent

By:
(Title)

Date and time of receipt:

(Date)

(Title)

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Returns on Your Notes	S-4
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-23
The Index	S-24
Supplemental Discussion of Federal Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-30
Supplemental Plan of Distribution	S-31
Notice of Exchange	S-32
Prospectus Supplement dated December 5, 2006
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S.20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23
Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$6,000,000

The Goldman Sachs Group, Inc.

1.0% Exchangeable Index-Linked Notes due 2015

(Linked to the S&P 500® Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.